

June 14, 2013

Via E-mail
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

> **Re: Lennar Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2012**
> **Filed January 29, 2013**
> **File No. 001-11749**

Dear Mr. Sustana:

We have reviewed your response letter dated June 6, 2013, and have the following comment.

17. Supplemental Financial Information, page 126

1.   In response to comment one in our letter dated May 9, 2013, you provided us with reconciliations of the investment in subsidiaries and intercompany accounts on the balance sheets for the parent, guarantor subsidiaries, and non-guarantor subsidiaries for all three fiscal years to help us understand how the balance sheet flows to the cash flow statements. Please address each of the following related to these reconciliations:

- For fiscal year 2012, you include $52.2 million of investments in new subsidiaries for your guarantor subsidiaries. However, your cash flow statement for fiscal year 2012 reflects only $27.1 million of investments in unconsolidated entities. Please reconcile this difference.

- Please provide us with a more comprehensive explanation for the $82.5 million of non-cash items included in the intercompany payables line item for the guarantor subsidiaries as of November 30, 2012, a portion of which appears to be related to the $43.1 million reduction to the non-guarantor subsidiaries' intercompany payable line item.

- We note that you increased the parent's intercompany receivable line item by $78.6 million during fiscal year 2011 for the transfer of the parent's interest in unconsolidated entities to the subsidiaries. Please tell us why we do not see an offsetting component of the guarantor and non-guarantor subsidiaries' rollforward of the intercompany payables line items. Please also tell us when the parent company made this investment, as we do not see a balance for the parent in investments in unconsolidated entities in the balance sheets as of November 30, 2010, included in the fiscal year 2011 Form 10-K. However, we do note that you made a $329.4 million investment in Rialto Investments consolidated and unconsolidated entities, net during fiscal year 2010. Please tell us where you have reflected this investment on the parent's balance sheet as of November 30, 2010.

- Please provide us with a more comprehensive explanation of the components of the $336.7 million non-cash reduction in the guarantor subsidiaries' investments in subsidiaries line item during fiscal year 2011. Your explanation should separately quantify the components of this amount.

- We note that the guarantor subsidiaries made a $62.1 million investment in unconsolidated entities during fiscal year 2011, while also recognizing a $62.2 million equity in loss from unconsolidated entities during fiscal year 2011. However, we note that the investment in unconsolidated entities for the guarantor subsidiaries declined by $85 million. Please reconcile these differences for us.

- Please provide us with a more comprehensive explanation for the $517.7 million "non-cash items" reconciling item on the guarantor subsidiaries' 2011 intercompany payables rollforward. Similarly, we note an increase in the non-guarantor subsidiaries' intercompany payable line item in 2011 for $596.3 million.

- We note that the guarantor subsidiaries made a $60 million dividend to the parent that is reflected in the parent's investing activities rather than the parent's operating activities and is reflected in the guarantor subsidiaries' intercompany payables line item rather than the dividend line item. Please advise why you have not reflected this dividend payment in accordance with ASC 230-10-45-15 and 230-10-45-16.b.

- For fiscal year 2010, please provide us with a more comprehensive explanation for the $266.5 million non-cash transfer of investments in consolidated entities from the parent to the guarantor subsidiaries, including why this amount is less than the non-cash consolidation of joint ventures in the guarantor subsidiaries' investment in subsidiaries line item and less than the non-cash amount included in the guarantor subsidiaries' intercompany payables line item. Similarly, we note the $39.9 million non-cash decrease to the non-guarantor subsidiaries' intercompany payables line item.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
       David W. Bernstein, Esq.
       K&L Gates LLP